Filed by Sustainable Opportunities Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sustainable Opportunities Acquisition Corp.

Commission File No. 001-39281

The following communication was made available by DeepGreen Metals Inc. on metals.co on August 13, 2021:

Sustainable Opportunities Acquisition Corp. Announces Filing of Definitive Proxy Statement/Prospectus and Date for Extraordinary General Meeting of Shareholders Relating to Proposed Business Combination with DeepGreen Metals Inc.

by The Metals Company | August 2021

●	Extraordinary general meeting of Sustainable Opportunities Acquisition Corp. ("SOAC") shareholders to approve the proposed business combination with DeepGreen Metals Inc. to be held on September 3rd, 2021 at 10:30 a.m. Central Time

●	SOAC’s Board of Directors recommends shareholders vote "FOR" all of the proposals at the Extraordinary General Meeting

●	Shareholders as of the close of business on the record date of June 21, 2021 are encouraged to vote FOR the business combination and the other proposals at the Extraordinary General Meeting on or before September 3rd, 2021

●	For assistance voting your shares, please contact Morrow Sodali LLC, SOAC’s proxy solicitor, at (800) 662-5200 (toll-free for stockholders) or (203) 658-9400 (for banks and brokers)

For more information, SOAC’s shareholders are encouraged to carefully read the entire registration statement and definitive proxy statement/prospectus filed in connection with the proposed business combination.

Dallas, TX & Vancouver, British Columbia – August 13, 2021 – Sustainable Opportunities Acquisition Corp. (NYSE: SOAC) (“SOAC”) today announced that it filed a definitive proxy statement/prospectus (the "Proxy Statement/Prospectus") with the U.S. Securities and Exchange Commission (the "SEC") on August 13, 2021, relating to its previously announced proposed business combination (the “Business Combination”) with DeepGreen Metals Inc. (“DeepGreen”), a deep-sea minerals exploration company focused on the collection, processing and refining of polymetallic nodules found on the seafloor of the Clarion Clipperton Zone of the Pacific Ocean (the “CCZ”).

SOAC has commenced mailing of the Proxy Statement/Prospectus, which contains a notice and voting instruction form or a proxy card relating to the extraordinary general meeting of SOAC’s shareholders (the "Extraordinary General Meeting") to SOAC shareholders of record as of the close of business on the record date of June 21, 2021. SOAC will hold an Extraordinary General Meeting on Friday, September 3, 2021, at 10:30 a.m. Central Time to, among other things, allow its shareholders to vote to approve the proposed Business Combination with DeepGreen. The Extraordinary General Meeting will be completely virtual and conducted via live webcast at https://www.cstproxy.com/soac/sm2021.

SOAC encourages shareholders to vote by submitting their proxies as soon as possible, and by no later than 11:59 PM Eastern Time on September 2nd, 2021, after carefully reading the Proxy Statement/Prospectus, to ensure that the shareholder's shares will be represented at the Extraordinary General Meeting. Proxies may be submitted by phone, Internet or mail. Additional instructions may be found in the Proxy Statement/Prospectus and on the proxy card.

SOAC’s Board of Directors recommends that shareholders vote "FOR" the Business Combination with DeepGreen and all other proposals at the Extraordinary General Meeting. Shareholders should contact their broker, bank or nominee to ensure that their shares are voted. For assistance voting your shares, please contact Morrow Sodali LLC, SOAC’s proxy solicitor, at (800) 662-5200 (toll-free for stockholders) or (203) 658-9400 (for banks and brokers).

If the proposals at the Extraordinary General Meeting are approved, the parties anticipate that the Business Combination will close shortly thereafter, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Upon closing, the parties anticipate that the newly combined company will operate as TMC The Metals Company and trade on the Nasdaq Global Select Market (NASDAQ) under the symbol “TMC.”

About DeepGreen

DeepGreen Metals Inc. is a Canadian explorer of lower-impact battery metals from seafloor polymetallic nodules, on a dual mission: (1) supply metals for the clean energy transition with the least possible negative environmental and social impact and (2) accelerate the transition to a circular metal economy. The company through its subsidiaries holds exploration and commercial rights to three polymetallic nodule contract areas in the Clarion Clipperton Zone of the Pacific Ocean regulated by the International Seabed Authority and sponsored by the governments of Nauru, Kiribati and the Kingdom of Tonga. In March 2021, DeepGreen announced that it had entered into a business combination agreement with Sustainable Opportunities Acquisition Corporation (SOAC) to accelerate project development and become a publicly traded company on NASDAQ as ‘The Metals Company’. More information is available at metals.co.

About Sustainable Opportunities Acquisition Corporation

Sustainable Opportunities Acquisition Corporation a special purpose acquisition company with a dedicated ESG focus and deep operational and capital market capabilities in the energy and resource sectors. While investing in ESG covers a broad range of themes, the Company focused on evaluating suitable targets with existing environmental sustainability practices or that could benefit, both operationally and economically, from the founders’ and management team’s commitment and expertise in executing such practices. For more information, visit greenspac.com.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, SOAC and DeepGreen’s expectations with respect to future performance, development of its estimated resources of battery metals, potential regulatory approvals, and anticipated financial impacts and other effects of the proposed Business Combination, the satisfaction of the closing conditions to the proposed Business Combination, the timing of the completion of the proposed Business Combination, and the size and potential growth of current or future markets for the combined company’s supply of battery metals. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside SOAC’s and DeepGreen’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against SOAC and DeepGreen following the announcement of the Business Combination Agreement and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of SOAC and DeepGreen, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; the impact of COVID-19 on DeepGreen’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of the combined company’s shares on NYSE or Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the commercial and technical feasibility of seafloor polymetallic nodule mining and processing; the supply and demand for battery metals; the future prices of battery metals; the timing and content of ISA’s exploitation regulations that will create the legal and technical framework for exploitation of polymetallic nodules in the Clarion Clipperton Zone; government regulation of deep seabed mining operations and changes in mining laws and regulations; environmental risks; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties indicated from time to time in SOAC’s Annual Report on Form 10-K, as amended, and the proxy statement/prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in SOAC’s other filings with the SEC. SOAC and DeepGreen caution that the foregoing list of factors is not exclusive. SOAC and DeepGreen caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SOAC and DeepGreen do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in respect of a proposed business combination transaction contemplated by the business combination agreement (the “Business Combination Agreement”), dated as of March 4, 2021, by and among SOAC, 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada, and DeepGreen and other concurrent agreements related thereto (together, the “Business Combination”). In connection with the proposed Business Combination, SOAC has filed with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement on Form S-4 and a definitive proxy statement/prospectus. SOAC’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about DeepGreen, SOAC, and the proposed Business Combination. The definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination were mailed to shareholders of SOAC as of June 21, 2021, the record date established for voting on the proposed Business Combination and the other proposals at the Extraordinary General Meeting. Shareholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Investors@soa-corp.com.

Participants in the Solicitation

SOAC and its directors and executive officers may be deemed participants in the solicitation of proxies from SOAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in SOAC are included in the definitive proxy statement/prospectus for the proposed Business Combination and are available at www.sec.gov.

DeepGreen and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of SOAC in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination are included in the definitive proxy statement/prospectus for the proposed Business Combination.

Investor Contacts:

DeepGreen/The Metals Company

Media

media@metals.co

Investors

investors@metals.co

cody@gatewayir.com

Sustainable Opportunities Acquisition Corporation

Media

Jackie Tilden | +1 (214) 914 7652 | jackie.tilden@soa-corp.com

Investors

Cody Slach, Tom Colton, Georg Venturatos | Gateway Group | +1 (949) 574-3860 | SOAC@gatewayir.com

3